

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2020

Ian Johnston
Chief Accounting Officer
Performant Financial Corp
333 North Canyons Parkway
Livermore, CA 94551

> **Re: Performant Financial Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 001-35628**

Dear Mr. Johnston:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services